United Technologies Corporation
8 Farm Springs Road
Farmington, CT 06032
(860) 728-6250
John E. Stantial
Assistant Controller, Financial Reporting
June 22, 2015
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2014
Filed on February 5, 2015
Dear Mr. Shenk:
This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated June 9, 2015 regarding the above referenced Form 10-K. Our specific response to the comments is set forth below following the text of the Staff's comments.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For reasons of business confidentiality, in a separate letter dated June 22, 2015, the Company requested that certain information in the Company’s response not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter, as filed via the EDGAR system, with a placeholder identified by the mark “[***]”.
Form 10-K for Fiscal Year Ended December 31, 2014
Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 2

1.
Beginning on page three, you discuss the revised arrangements with the Canadian government for the CH-148 helicopters. You disclose that “[r]emaining losses under the Amended Arrangements of approximately $250 million will be recognized as the costs are incurred. These losses will be partially offset by the in-service support aftermarket contract with the expectation of generating positive annual margin beginning in 2018.” Please tell us why you believe it was appropriate to not recognize the portion of these losses not offset by the in-service support contract in the second quarter of 2014, as it appears these losses were anticipated at that time. Specifically address how your treatment complies with FASB ASC 605-35-25-45 through the first sentence of 25-47.

The Canadian Maritime Helicopter Program provides for the development, production and service of CH-148 helicopters for the Canadian government and is a multiple element arrangement (“MEA”) being performed under two contracts and related amendments. The contracts consist of an acquisition contract for the development and production of 28 helicopters (the "Acquisition Contract") and an In Service Support contract (the "ISS Contract") which primarily provides for the maintenance of the aircraft through 2038 with consideration earned based on Canada’s utilization of the aircraft (collectively, the "Arrangements"). These contracts have been combined for accounting purposes in accordance with the provisions of ASC 605-35-25-8. In an MEA, certain deliverables may be profitable and others may be unprofitable. If the arrangements are profitable on a combined basis, we record the element losses or profits when they meet their respective revenue recognition criteria. Alternatively, if the arrangements are unprofitable on a combined basis, we record the overall arrangement loss when evident in accordance with the provisions of ASC 605-35-25-45 through 47. Specific to this circumstance, measuring losses of the Arrangements on a combined basis is consistent with the overall economics of the Arrangements and is consistent with our understanding of how our customer makes procurement decisions given the significant cost of maintaining aircraft, which may exceed the initial procurement cost over the aircraft lifecycle.
The CH-148 aircraft in the Acquisition Contract are unprofitable, and the ISS aftermarket service elements are currently expected to be profitable. On a combined basis, over the life of the program, the Arrangements are currently expected to generate a combined net loss of approximately $150 million [***]. The overall combined net loss of approximately $150 million was effectively provided for, and disclosed, through loss provisions recorded in previous periods as the projected overall performance changed from profitable to unprofitable due to various performance and contractual issues as previously disclosed. This loss was in addition to approximately $100 million of other losses that were recorded and disclosed upon achievement of previous Acquisition Contract delivery milestones. After recording these losses, the Arrangements were projected to be profitable on a combined basis over their remaining term with future net remaining ISS Contract element profits more than offsetting the projected remaining losses on the Acquisition Contract.
With the renegotiation and amendments to the Arrangements, and the associated re-assessment of the approach used in estimating progress towards completion on the Acquisition Contract in Q2 2014, we recorded an additional loss of $438 million through a cumulative percentage completion adjustment. Throughout the balance of 2014, an additional $40 million was recorded under the percentage completion method as additional costs were incurred under the Amended Arrangements. As of December 31, 2014, approximately $200 million in losses remain to be recorded on the Acquisition Contract [***]. For additional clarity, the following table summarizes the profit and loss estimates at completion (EAC), losses recognized in each period, and remaining profit and losses to be recognized at completion (ETC):
[***]
As pertains to our disclosure that the acquisition “losses will be partially offset by the in-service support aftermarket contract with the expectation of generating positive annual margin beginning in 2018”, this is referencing the fact that we will begin generating increasing revenues and related profits under the ISS Contract while we are still recognizing the remaining losses on the Acquisition Contract thus offsetting the [***] in acquisition losses that will be recorded over the next seven years. After the remaining [***] of acquisition losses have been recognized, we will continue to recognize the majority of the margin projected on the ISS contract over the ensuing 17 years.

2.
You disclose on page four that under your practices and policies contracts that are comparable to the Amended Arrangements are accounted for utilizing a cost-to-cost percentage of completion method. However, you disclose elsewhere that the extent of progress toward completion on your production-type helicopter contracts is measured using units of delivery or other contractual milestones. You also disclose elsewhere that you record original equipment product losses, as applicable, at the time of delivery for original equipment and aftermarket arrangements that are combined in the large commercial engine and wheels and brakes business in which each individual sales campaign is profitable. Please explain to us how your accounting treatment for the Amended Arrangements associated with the CH-148 helicopter is consistent with your stated accounting policies.

Under the percentage-of-completion method of accounting on long-term contracts, the measure of progress towards completion can reflect either input measures (e.g., cost-to-cost) or output measures (e.g., units-of-delivery) as detailed in ASC 605-35-25-70. As further provided for in ASC 605-35-25-55, the units-of-delivery method is used in circumstances in which an entity produces units of a basic product under production-type contracts in a continuous or sequential production process to buyers' specifications. Many of our products such as the production-type helicopters, large commercial engines and wheels and brakes, as noted above in your comment, are well beyond any developmental activities and are now in a state of mature production where a consistent product is manufactured and shipped in a continuous fashion based on the customer orders received. As discussed in the “Critical Accounting Estimates” section of “Management’s Discussion and Analysis” of our Form 10-K and in Footnote 1 “Summary of Accounting Principles” to our financial statements, development contracts within our aerospace businesses are accounted for using a cost-to-cost basis to measure the extent of progress, as typically there are not a series of units being delivered. Instead, an overall effort is expended over time to reach a point of having designed and developed a product that can then enter into an ongoing production phase. Consequently, the costs expended to date at any point time are a better reflection of the extent of progress towards completion.
As we disclosed in our Form 10-K, the CH-148 contracts were a combination of both developmental activities and subsequent production activities to manufacture the 28 required aircraft. When initially contracted, there was expected to be a clear delineation of the two activities and an expectation that the production aircraft would be manufactured and delivered in a sequential production process. As such, an output-based measure was considered appropriate at the time and costs associated with development and production were recorded as inventory to be relieved upon aircraft delivery. However, as a result of the ongoing disputes related to the contractual requirements and contract performance that occurred beginning in 2012, the contractual arrangements required substantial changes in scope, governance, and aircraft development and delivery commitments that were ultimately incorporated into the Amended Arrangements dated June 18, 2014.
Under the Arrangements, as amended, there is no longer a clear delineation of activities with developmental efforts effectively occurring throughout the Acquisition Contract’s duration. While aircraft deliveries are scheduled to begin later in 2015, they will be of an interim configuration that will enable the customer to undertake certain activities such as training and flight testing while the remaining developmental activities continue. These interim aircraft subsequently will be retrofitted to the final configuration. The delivery of various interim configuration aircraft and subsequent reconfiguration is being done under an agreed to phased blocking approach which, in structure, is reflective of a developmental program rather than an ongoing standard production program. Consequently, we are utilizing a cost-to-cost method of accounting consistent with our other development programs to recognize the progress to date, to record the cumulative losses in Q2 2014 and to continue to record the remainder of the [***] acquisition losses discussed above as the remaining costs are incurred.
We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6250.
Sincerely,
/s/ John E. Stantial
John E. Stantial
Assistant Controller, Financial Reporting